Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund October 2013 Update
November 26, 2013

Supplement dated November 26, 2013 to Prospectus dated April 30, 2013
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.6%	-6.8%	$21.9M	$1,133.97
B	1.6%	-7.3%	$230.8M	$950.44
Legacy 1	1.8%	-5.0%	$3.8M	$832.14
Legacy 2	1.8%	-5.2%	$6.0M	$819.71
Global 1	1.8%	-4.6%	$9.6M	$806.55
Global 2	1.8%	-4.8%	$17.7M	$795.40
Global 3	1.6%	-6.1%	$179.8M	$732.02
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Australian dollar appreciated by more than 2% after a U.S. government shutdown decreased the chances of a reduction of the U.S. Federal Reserve’s bond buying program, which spurred demand for safe haven currencies. The Canadian dollar depreciated by more than 1% because the governor of the Bank of Canada voiced his intention to keep interest rates subdued.

Energy:  Natural gas prices were whip-sawed throughout the month as weather forecasts shifted and reduced overall demand, but still managed to gain more than 1%.  Crude oil prices fell after data from the Energy Information Administration showed a sharp rise in oil inventories in the U.S.

Equities:  The S&P 500 continued its bullish run to record highs after the U.S. government shutdown increased the chances of sustained expansionary monetary policy from the Federal Reserve.  Equities markets in Europe and China made gains on the same news.

Fixed Income:  30-Year U.S. Treasury Bonds gained more than 1% as sluggish economic data supported the Federal Reserve’s stance on continued capital injections.  U.K. government bond prices appreciated materially on the same news.

Grains/Foods:  Cotton prices experienced material losses after data released from India, the second largest producer of cotton, showed a near-record harvest.  Declines in the cotton markets were accelerated by low demand out of China.  Coffee prices continued to fall and have entered their longest slump since 1972 due to an oversupply in Latin American countries.

Metals:  Silver prices appreciated by more than 1% after overall demand was increased following the Indian government’s decision to put a limit on the amount of gold that can be imported to India.  The policy was put in place to narrow India’s large and growing trade gap.  Copper prices fell slightly, reacting to poor economic data out of China at the end of the month which reduced overall demand for the base metal.

Additional information:
The Fund’s Account Statement, including the net asset value per share, and related information is available to all investors online at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$7,386,583	-$14,974,330
Change In Unrealized Income (Loss)	18,281,666	11,764,397
Brokerage Commission	-142,296	-2,267,161
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-457,869	-4,873,004
Change in Accrued Commission	-15,720	-3,348
Net Trading Income (Loss)	10,279,198	-10,376,054

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$86,774	$620,614
Interest, Other	39,328	471,729
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	10,405,300	-9,283,711

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	76,644	416,462
Operating Expenses	102,647	1,194,353
Organization and Offering Expenses	119,298	1,384,266
Brokerage Expenses	2,297,968	26,847,637
Dividend Expenses	0	0
Total Expenses	2,596,557	29,842,718

Net Income (Loss)	$7,808,743	-$39,126,429

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$481,157,812	$636,740,049
Additions	686,511	26,892,576
Net Income (Loss)	7,808,743	-39,126,429
Redemptions	-20,077,998	-154,931,128
Balance at October 31, 2013	$469,575,068	$469,575,068

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,133.967	19,270.25140	$21,851,820	1.63%	-6.77%
B	$950.439	242,865.00930	$230,828,440	1.58%	-7.27%
Legacy 1	$832.139	4,605.44698	$3,832,372	1.79%	-5.02%
Legacy 2	$819.705	7,358.68369	$6,031,945	1.78%	-5.19%
Global 1	$806.550	11,897.97997	$9,596,318	1.77%	-4.61%
Global 2	$795.395	22,210.93572	$17,666,460	1.75%	-4.80%
Global 3	$732.015	245,579.35004	$179,767,714	1.64%	-6.14%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership